Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

PineBridge Mutual Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 30, 2010

VIA EDGAR TRANSMISSION

Mr. H.R. Hallock, Jr.
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	PINEBRIDGE MUTUAL FUNDS (the “Trust”)
Securities Act Registration No: 333-14943
Investment Company Act Registration No: 811-07881
PineBridge US Micro Cap Growth Fund (S000005273)
PineBridge US Small Cap Growth Fund (S000005274)
PineBridge US Mid Cap Growth Fund (S000005275)
PineBridge US Focus Equity Fund (S000005276)

Dear Mr. Hallock:

This correspondence is being filed in response to your oral comments and suggestions of March 19, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 23 to its registration statement.  PEA 23 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 29, 2010, for the purpose of conforming the Trust’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U.S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment: In each Fund’s Summary Section—Fund Fees and Expenses table on page 1, please revise the last caption in the table to read: “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

2.	Staff Comment: In each Fund’s Summary Section—Fund Fees and Expenses table, Distribution and Service (12b-1) Fees line item, please replace “None” with “0.00%”.

Response:  The Trust responds by making the requested changes.

3.
Staff Comment:  In each Fund’s Summary Section—Fund Fees and Expenses table, if any of the Funds have Acquired Fund Fees and Expenses (“AFFE”) constituting 0.01% or less of the average net assets of the respective Fund, please revise the Total Annual Fund Operating Expenses of the Fund accordingly.

Response:  Each Fund has AFFE of 0.01% of the Fund’s average daily net assets.  Form N-1A, Item 3, Instruction (f)(i) states that “[i]n the event the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average daily net assets of the Fund, the Fund may include these fees and expenses under the subcaption ‘Other Expenses’” instead of including a separate line item in the fee table.  In accordance with Form N-1A, Item 3, the Trust has included AFFE in the “Other Expenses” reflected in each Fund’s fee table.  Because AFFE are not included in the "Ratio of net expenses to average net assets" in a Fund’s financial highlights table, the Trust has included a footnote to each Fund’s fee table explaining the discrepancy between “Total Annual Fund Operating Expenses” in the fee table and the Fund’s financial highlights.

4.
Staff Comment:  With respect to the disclosure regarding Portfolio Turnover in each Fund’s Summary Section, please confirm whether each Fund is actively managed and, if so, please add this principal investment strategy to the Summary Section of the Prospectus for each Fund.

Response:  The Trust responds by stating that high portfolio turnover is a principal investment strategy of each Fund.  Accordingly, the Trust has revised each Fund’s principal investment strategy to include the following disclosure (as indicated by underlining):

The Adviser actively manages the Fund by using a “bottom-up” method of analysis based on fundamental research to determine which common stocks to purchase for the Fund.  The Adviser conducts due diligence with the company’s senior management, suppliers, competitors and customers in an attempt to understand the dynamics within each company’s business.  Factors that the Adviser considers in selecting companies for investment include strong growth in revenue, earnings and cash flow, recurring current revenue and projections for future revenue, seasoned management, and/or unique products or services.  The Adviser confirms its analysis using a variety of screens and confirmation checks with customers, clients and suppliers.  The Adviser’s active portfolio management typically results in the Fund’s turnover rate substantially exceeding 100% annually.

5.
Staff Comment:  In the Summary Section for each of the Funds under the subheading, “Principal Investment Strategies of the Fund”, paragraph 3 (paragraph 2 for the PineBridge US Focus Equity Fund), please clarify what is meant by “predictable operating model.”  Please also clarify what is meant by “a variety of screens and confirmation checks” in that same paragraph.  This disclosure may be more appropriately placed in Item 9.

Response:  The Trust responds by revising the statements under “Principal Investment Strategies” that include the above-referenced disclosure to state “[f]actors that the Adviser considers in selecting companies for investment include strong growth in revenue, earnings and cash flow, recurring current revenue and projections for future revenue, seasoned management, and/or unique products or services.  The Adviser confirms its analysis using a variety of screens and confirmation checks with customers, clients and suppliers.”

6.
Staff Comment:  In the Summary Section for each of the Funds under the subheading, “Principal Investment Strategies of the Fund”, paragraph 4, please provide greater detail regarding which securities will be sold by the Adviser.

Response:  The Trust responds by revising the disclosure for each Fund to state that “[t]he Adviser may sell securities when, among other things, the value of a security or a group of securities within a certain industry sector becomes over-weighted, an issuer exhibits deteriorating fundamentals or better investment opportunities exist in other stocks.”

7.
Staff Comment:  In the Summary Section for each of the Funds under the subheading, “Risk Considerations”, please determine if Convertible Securities Risk is a principal risk.  If it is, please add the relevant disclosure to the “Principal Investment Strategies of the Fund” for each Fund and to “Additional Information About Strategies” in Item 9.

Response:  The Trust responds by confirming that convertible securities risk is not a principal risk for each Fund, and removing the convertible securities risk disclosure from each Fund’s Summary Section and the section titled “Additional Information About Risks.”

8.
Staff Comment:  In the Summary Section for each of the Funds under the subheading “Performance”, paragraph 3, please explain what the phrase “other non-recurring factors” refers to.  If the initial public offering language is not a condition of a prior SEC action or is not expressly required, it should be removed.

Response:  The Trust responds by deleting the reference to “other non-recurring factors.”

In response to the Staff’s comment regarding the initial public offering language, the Trust notes that in the SEC’s 2002 release proposing amendments to investment company advertising rules,  the SEC stated that “[m]utual fund advertisements may be materially misleading when they fail to adequately disclose that unusual circumstances contributed to the fund’s advertised performance.”  (Securities Act Release No. 33-8101 (May 17, 2002).)  In its discussion of unusual circumstances, the SEC referenced two enforcement actions wherein “an investment adviser had marketed a relatively small fund’s unusually high return without disclosing that a significant percentage of the fund’s return was attributable to its investments in securities issued in initial public offerings.”  In each case, the SEC found “that the failure to disclose the contribution to the funds’ performance of the initial public offering investments was materially misleading.”  The Trust’s investment adviser, Brazos Capital Management, L.P., formerly known as John McStay Investment Counsel L.P., was the subject of a similar proceeding.  (Investment Advisers Act Release No. 2153 (July 31, 2003).)

In 2003, the SEC amended Rule 156 to clarify that an advertisement of fund performance may be misleading if it does not provide adequate disclosure of, among other things, unusual circumstances that have contributed to fund performance.  (Release No. 33-8294 (September 29, 2003).)   In the adopting release, the SEC reiterated its concern “that the advertisement of past performance without an adequate explanation of other facts may create unrealistic investor expectations or even mislead potential investors.”

The Funds’ investments in initial public offerings are “an unusual circumstance” that contributed to past performance.  The Trust believes that the above-referenced disclosure is consistent with Rule 156 and the SEC’s position that the failure to disclose the effect of investments in initial public offerings (“IPOs”) on performance may be materially misleading.  Accordingly, the Trust respectfully declines the Staff’s comment.

9.
Staff Comment:  In the Summary Section for each of the Funds under the subheading “Performance,” paragraph 3, regardless of the response to Staff Comment 8, remove the last sentence immediately preceding the performance bar chart, which states “[i]t is unlikely that the Fund will benefit to the same extent from these types of gains in the future.”.

Response:  The Trust responds by reference to the proceeding against John McStay Investment Counsel L.P. noted in response to Comment 8 above.  In that action, the SEC stated that the Trust had not adequately disclosed that, in the future as their asset size increased, the Funds would not be able to achieve the same performance levels resulting from their initial IPO investments.  The Trust believes that the above-referenced disclosure is responsive to the SEC’s concern.  Accordingly, the Trust respectfully declines the comment.

10.	Staff Comment: In the Summary Section for each of the Funds, please remove footnote #3 to the Average Annual Total Return table.

Response:  The Trust responds by making the requested deletions.

11.	Staff Comment: In “Additional Information About Strategies”, provide subheadings to categorize strategies as either principal or non-principal.

Response:  The Trust responds by deleting the table in the section titled “Additional Information About Strategies” because it is duplicative of the disclosure included under “Principal Investment Strategies” in each Fund’s Summary Section.

12.	Staff Comment: In “Additional Information About Risks,” provide subheadings to categorize risks as either principal or non-principal.

Response:  The Trust responds by making the requested changes.

If you have any additional questions or require further information, do not hesitate to contact me at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Vice President
U. S. Bancorp Fund Services, LLC